

Mail Stop 3561

March 16, 2017

Brian Hall
Chief Financial Officer
LCI Industries
3501 County Road 6 East
Elkhart, Indiana 46514

> **Re: LCI Industries**
> **Form 10-K for the Year Ended December 31, 2015**
> **File No. 001-13646**

Dear Mr. Hall:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure